February 20, 2018

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Jennifer Gowetski
Senior Counsel
Office of Real Estate and Commodities

Re: Rafael Holdings, Inc.

Registration Statement on Form 10-12G

Filed on October 31, 2017

File No. 000-55863

Dear Ms. Gowetski:

Rafael Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Post-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form 10 originally filed October 31, 2017 as amended by Pre-Effective Amendment No. 1 filed on December 26, 2017, and Post-Effective Amendment No. 1 filed on February 1, 2018 (as so amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated February 15, 2018. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed February 1, 2018. References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission

February 20, 2018

Questions and Answers About the Spin-Off, page 1

1.       We note your revised disclosure that, prior to the spin-off, IDT will transfer cash, cash equivalents, marketable securities and/or investments in hedge funds as well as your disclosure on page 46 regarding your intention to hold a portion of your assets in marketable securities and hedge funds. Please revise to clarify what portion of your assets you intend to hold in marketable securities and hedge funds. In addition, please revise to clarify the portion of the initial transfer that will be cash or cash equivalents and more specifically describe the investments in hedge funds, including whether such investments are liquid.

Response: We currently expect that, upon the consummation of the spin-off, in addition to our real estate holdings and investments in Rafael Pharmaceuticals and /Lipomedix, we will hold approximately $44 million in cash, cash equivalents and liquid marketable securities and approximately $4.0 million in interests in hedge funds. Additionally, IDT will transfer to us approximately $2.0 million in securities in another entity that are not liquid.

IDT exchanges, cash and cash equivalents into marketable securities and marketable securities into cash and cash equivalents on a frequent basis in performance of our treasury and cash management functions in the ordinary course of business. Thus, the actual breakdown among these liquid assets will be made immediately before the spin-off based on the actual positions held by IDT at that time. We have revised the disclosure throughout the Information Statement to reflect that the marketable securities referred to in the relevant language are liquid.

We will have the right to demand redemption of all of the interests in hedge funds, subject to customary restrictions in the discretion of the managers of those funds. Redemption requests can generally be made on 90 days’ prior notice and the redemption should be made within 30-60 days thereafter, subject to the managers’ right (i) to retain amounts to fund reserves for expenses and contingencies, and (ii) to suspend redemptions during certain extraordinary events.

The holding of securities in another entity will not be liquid on the date of the spin-off.

We have revised the disclosure in the Questions and Answers About the Spin-Off, Executive Summary and Unaudited Pro Forma Condensed Combined Financial Data sections of the Information Statement to reflect the proportion of those interests and the other clarifications referenced above. We have also revised the disclosure in the Risk Factors and Management’s Discussion and Analysis sections of the Information Statement to describe the lack of liquidity in the specified investments.

Securities and Exchange Commission

February 20, 2018

Executive Compensation, page 65

2.        We note your disclosure that Mr. Polinsky “will receive a grant of 8,000 restricted shares of Class B common stock” and “upon the spin-off, Mr. Ash will be granted restricted shares of Class B common stock representing 0.5% of the issued and outstanding shares of the Company” as compensation upon the spin off. We also note your disclosure in the cover letter that the spin-off will be pro rata. Please tell us how these disclosures are consistent and provide us your analysis as to how this transaction will be exempt from registration under the Securities Act and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3).

Response: The disclosed anticipated grants to Messrs. Ash and Polinsky are customary incentive equity grants compensatory in nature and, if made, will be effectuated pursuant to our 2018 Equity Incentive Plan (the “Plan”). The grants have been discussed between management of IDT and Messrs. Ash and Polinsky and we anticipate that management will recommend to the Compensation Committee of our Board of Directors following the spin-off (which will consist entirely of independent directors) that such grants be made. The Compensation Committee will consider the grants in the exercise of its duties and make a determination whether to effectuate the grants. We have clarified the disclosure of the anticipated grants on page 65 of the Information Statement.

The distribution that effects the spin-off will be pro rata to IDT stockholders as of the record date. If our Compensation Committee determines to make the grants, it will be in the ordinary course and within customary ranges for grants to senior executives of companies such as the Company. The number of shares of Class B common stock to be reserved for issuance pursuant to grants under the Plan has been disclosed, and these grants, if made, will be from that pool.

We anticipate filing, very shortly after consummation of the spin-off, a registration statement on Form S-8 registering the issuance of the shares to be issued pursuant to grants made under the Plan. That registration statement will cover the referenced grants if made.

We do not believe that the contemplated grants impact the pro rata nature of the distribution that effectuates the spin-off, as they are customary incentive compensatory grants and do not represent a material portion of the Company’s outstanding capital stock. Accordingly, we do not believe that the referenced grants impact the analysis of the spin-off’s exemption from registration in accordance with the guidance of Staff Legal Bulletin No. 4 that was provided in our prior response to the Staff’s comments.

Securities and Exchange Commission

February 20, 2018

Sincerely,

/s/ David Polinsky
David Polinsky Chief Financial Officer

Cc:	Jorge Bonilla
Shannon Sobotka
Kasey Robinson